

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 4, 2017

<u>Via E-mail</u>
Scott C. Schroeder
Executive Vice President and
Chief Financial Officer
Cabot Oil & Gas Corporation
840 Gessner Road, Suite 1400
Houston, Texas 77024

   Re: **Cabot Oil & Gas Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2015
       Filed February 22, 2016
       File No. 1-10447

Dear Mr. Schroeder:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Brad Skinner

         Brad Skinner
         Senior Assistant Chief Accountant
         Office of Natural Resources